SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated September 24, 2013

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐     No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐     No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐     No: ☒

Enclosures:

Nokia stock exchange release dated September 24, 2013: Notification under Chapter 9, Section 10 of the Finnish Securities Markets Act

STOCK EXCHANGE RELEASE

September 24, 2013

Notification under Chapter 9, Section 10 of the Finnish Securities Markets Act

Nokia Corporation
Stock exchange release
September 24, 2013 at 11.00 (CET+1)

Espoo, Finland — Nokia has on September 23, 2013 received a flagging notification in accordance with Chapter 9, section 5 of the Finnish Securities Markets Act from Microsoft Corporation, informing of an assignment leading to a change in the entity holding the convertible bonds issued by Nokia.

As announced on September 6, 2013 Nokia decided to draw down EUR 1.5 billion financing in the form of convertible bonds to be issued to Microsoft. The convertible bonds were issued on September 23, 2013 and subscribed for by Microsoft International Holdings B.V., an indirectly wholly owned subsidiary of Microsoft Corporation. Microsoft Corporation has informed Nokia that the convertible bonds have been assigned to Microsoft Asia Island Limited later on the issuance date.

In accordance with the above assignment, Microsoft notified us that Microsoft International Holdings B.V.’s potential holdings of Nokia shares and voting rights has at the time of the assignment fallen below 5% and that Microsoft Asia Island Limited’s potential holdings in Nokia, if all the convertible bonds were converted into shares of Nokia at the initial conversion price, could lead to holdings in Nokia of 367 524 324 shares and voting rights. This represents 8.9 % of all the shares and voting rights in Nokia as calculated based on current amount of shares added with shares from conversion of all the above mentioned bonds.

More information on the terms of the bonds can be found in the releases issued by Nokia on September 6, 2013. Microsoft Asia Island Limited is bound by the same transfer, conversion and voting commitments and restrictions as Microsoft International Holdings B.V. with respect to the convertible bonds, which restrictions and commitments were also announced on September 6, 2013. Apart from the change in the Microsoft entity holding the convertible bonds issued by Nokia, the terms and conditions of this financing arrangement remain unchanged. Also the commitment, according to which the principal and accrued interest of the convertible bonds is netted against the proceeds from the sale in the closing of the sale of substantially all of the Devices & Services business to Microsoft, will remain despite the assignment of the bonds.

Microsoft Asia Island Limited (tax ID:34593) has its head office in Bermuda and is an indirectly wholly owned subsidiary of Microsoft Corporation (Tax ID: 600413485).

The current number of shares and voting rights in Nokia is 3 744 994 342. Should all the convertible bonds be converted into shares in Nokia, the number of shares and votes would increase to 4 112 518 666 (assuming that no other new shares would have been issued by Nokia).

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the planned sale by Nokia of substantially all of Nokia’s Devices & Services business, including Smart Devices and Mobile Phones (referred to below as “Sale of the D&S Business”) pursuant to the Stock and Asset Purchase Agreement, dated as of September 2, 2013, between Nokia and Microsoft International Holdings B.V.(referred to below as the “Agreement”); B) the closing of the Sale of the D&S Business; C) obtaining the confirmation and approval of our shareholders for the Sale of the D&S Business; D) receiving timely (if at all), necessary regulatory approvals for the Sale of the D&S Business; E) expectations, plans or benefits related to or caused by the Sale of the

D&S Business; F) expectations, plans or benefits related to Nokia’s strategies, including plans for Nokia with respect to its continuing businesses that will not be divested in connection with the Sale of the D&S Business; G) expectations, plans or benefits related to changes in leadership and operational structure; H) expectations and targets regarding our operational priorities, financial performance or position, results of operations and use of proceeds from the Sale of the D&S Business; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “focus,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) the inability to close the Sale of the D&S Business in a timely manner, or at all, for instance due to the inability or delays in obtaining the shareholder approval or necessary regulatory approvals for the Sale of the D&S Business, or the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement; 2) the potential adverse effect on the sales of our mobile devices, business relationships, operating results and business generally resulting from the announcement of the Sale of the D&S Business or from the terms that we have agreed for the Sale of the D&S Business; 3) any negative effect from the implementation of the Sale of the D&S Business, as we may forego other competitive alternatives for strategies or partnerships that would benefit our Devices & Services business and if the Sale of the D&S Business is not closed, we may have limited options to continue the Devices & Services business or enter into another transaction on terms favorable to us, or at all; 4) our ability to effectively and smoothly implement planned changes to our leadership and operational structure or maintain an efficient interim governance structure and preserve or hire key personnel; 5) any negative effect from the implementation of the Sale of the D&S Business, including our internal reorganization in connection therewith, which will require significant time, attention and resources of our senior management and others within the company potentially diverting their attention from other aspects of our business; 6) disruption and dissatisfaction among employees caused by the plans and implementation of the Sale of the D&S Business reducing focus and productivity in areas of our business; 7) the amount of the costs, fees, expenses and charges related to or triggered by the Sale of the D&S Business; 8) any impairments or charges to carrying values of assets or liabilities related to or triggered by the Sale of the D&S Business;

9) potential adverse effects on our business, properties or operations caused by us implementing the Sale of the D&S Business; 10) the initiation or outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us relating to the Sale of the D&S Business; and, as well as the risk factors specified on pages 12-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2012 under Item 3D. “Risk Factors.” and risks outlined in our most recent interim report. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

Media and Investor Contacts:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

Investor Relations Europe

Tel. +358 7180 34927

Investor Relations US

Tel. +1 914 368 0555

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2013	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal